SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. _11_)*

Accelrys Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

00430U103

(CUSIP Number)

April 30, 2014

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00430U103	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Brown Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 None
12	TYPE OF REPORTING PERSON IA

CUSIP NO. 00430U103	13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS The Brown Capital Management Small Company Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 None
12	TYPE OF REPORTING PERSON IV

CUSIP NO. 00430U103	13G	Page 4 of 6 Pages

Item 1.	(a)	Name of Issuer:
Accelrys, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
5005 Wateridge Vista Drive
San Diego, California 92121

Item 2.	(a)	Name of Person Filing:
Brown Capital Management, LLC
The Brown Capital Management Small Company Fund

(b)	Address of Principal Business Office or, if None, Residence:
For all persons filing:

1201 N. Calvert Street
Baltimore, MD 21202

(c)	Citizenship:
Brown Capital Management, LLC is a Maryland Limited Liability Company
The Brown Capital Management Small Company Fund, a Separate Diversified Series of The Nottingham Investment Trust II, is a Massachusetts business trust

(d)	Title of Class of Securities:
Common Stock, Par Value $0.0001

(e)	CUSIP Number:
00430U103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ x]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(This Item is answered on behalf of the primary filer, Brown Capital Management, LLC).

CUSIP NO. 00430U103	13G	Page 5 of 6 Pages

Item 4.	Ownership.

			Brown Capital Management, LLC	The Brown Capital Mgmt Small Company Fund
(a)	Amount beneficially owned:		None	None
(b)	Percent of class:		None	None
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	None	None
	(ii)	Shared power to vote or to direct the vote:	None	None
	(iii)	Sole power to dispose or to direct the disposition of:	None	None
	(iv)	Shared power to dispose or to direct the disposition of:	None	None

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [ X ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

CUSIP NO. 00430U103	13G	Page 6 of 6 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Brown Capital Management, LLC

By:	/s/ Eddie C. Brown
Name:	Eddie C. Brown
Title:	President

Date:	May 7, 2014